FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 5, 2008

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Third Quarter 2008 Results

Buenos Aires, November 5, 2008 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) announces the results for the third quarter ended September 30, 2008.

* Net income for 2008 third quarter was P$296 million, accounting for a P$212 million increase compared to P$84 million in 2007 third quarter. This result is attributable to the 75.82% interest in Petrobras Energía S.A. (Petrobras Energía Participaciones S.A.’s only asset) whose net income for 2008 quarter was P$376 million.

Income Statement

Net Sales

Gross Profit

Operating Income

Equity in Earnings of Affiliates

Excluding the proportional consolidation of CIESA and Distrilec, Equity in Earnings of Affiliates is broken down as follows:

Financial Income (Expense) and Holding Gains (Losses)

Balance Sheet

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

Cash Flow Statement

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

OPERATING INCOME BY BUSINESS SEGMENT

  Oil and Gas Exploration and Production

* Net sales: In 2008 quarter net sales increased P$61 million to P$1,190 million, mainly due to a rise in oil and gas average sales prices for operations abroad, in line with the increase in international reference prices, partially offset by lower oil and gas sales volumes.

In 2008 quarter, sales volumes of oil equivalent decreased 4.5% to 110.9 thousand barrels, mainly due to the decrease resulting from the sale of the 40% interest in Lote X, in December 2007, which accounted for an average of 6.3 thousand barrels of oil equivalent in 2007 quarter.

Daily production volumes declined 5.4% in 2008 quarter, mainly attributable to the sale of the 40% interest in Lote X in Peru and the natural decline of mature fields in Argentina. These effects were partially offset by an increase in the working interest in El Tordillo and La Tapera-Puesto Quiroga areas as from March 2008 and a rise in production volumes in Ecuador, which in 2007 quarter had not returned to normal levels as a result of strikes by local communities by the end of 2007 first quarter which prevented normal operations in the fields.

Crude oil sales rose 4.4% to P$1,041 million in 2008 quarter, as a consequence of a 13.3% increase in average sales prices, mainly in Ecuador and Peru, in line with international reference prices. This was partially offset by a 7.8% decrease in sales volumes. Lower sales volumes in 2008 quarter are mainly attributable to the sale of the 40% interest in Lote X and the above mentioned drop in sales in Ecuador.

Gas sales increased 12.3% to P$137 million in 2008 quarter, as a result of a 12.7% rise in sales prices, mainly in Bolivia and Peru, in line with international reference prices.

* Gross profit: gross profit dropped P$58 million to P$472 million in 2008 quarter. The margin on sales decreased to 39.7% in 2008 quarter from 46.9% in 2007 quarter. This decline is basically attributable to lower operating income in Peru and Ecuador.

Refining and Distribution

*  Net sales of refined products rose P$537 million to P$2,114 million in 2008 quarter, due to the combined effect of an improvement in average prices and an increase in refined products sales volumes.

Diesel oil domestic sales volumes rose 4.6% to 485 thousand cubic meters in 2008 quarter and motor gasoline domestic sales volumes increased 4.5% to 173 thousand cubic meters as a result of a higher domestic demand. Fuel oil sales volumes in the domestic market and IFOs rose 17% mainly as a result of an increased domestic demand to supply power plants. Total sales volumes of other related oil products grew 8% to 327 thousand cubic meters.

*  Operating income accounted for a P$196 million gain in 2008 quarter compared to a P$40 million loss in 2007 quarter. In the present context of downstream operations, characterized by an increase in tax withholdings on exports, as a result of the application of Resolution No. 394/2007 issued by the Ministry of Economy and Production, and the increase in the international price for diesel oil and other components used in the formulation of fuels, several actions were taken to partially restore the business unit’s results.

Petrochemicals

* Net sales rose P$385 million to P$1,144 million in 2008 quarter, due to the combined effect of an improvement in sales prices in line with the increase in international reference prices and a rise in sales volumes.

Total styrenics sales in Argentina increased P$98 million to P$377 million in 2008 quarter, mainly as a result of a 32.9% rise in average sales prices, in line with international reference prices.

Styrenics sales in Brazil rose P$124 million to P$486 million in 2008 quarter due to the combined effect of an increase in sales volumes and a 15.6% price improvement. Sales volumes increased 16.2% to 71.4 thousand tons in 2008 quarter mainly as a consequence of the domestic market recovery.

Fertilizers sales increased P$166 million to P$340 million in 2008 quarter, mainly as a result of a 60% rise in sales prices, in line with international reference prices and, to a lesser extent, a 22% increase in sales volumes.

Gas and Energy

Excluding the proportional consolidation of CIESA and Distrilec, operating income is broken down as follows:

Hydrocarbon Marketing and Transportation

*  Sales revenues rose P$26 million to P$218 million in 2008 quarter, mainly due to increased revenues from gas and liquid fuels sales, partially offset by reduced gas and LPG brokerage services, which accounted for P$13 million sales revenues in 2008 quarter and P$31 million in 2007 quarter.

Electricity

*  Net sales: net sales of electricity generation rose P$21 million to P$176 million in 2008 quarter, mainly due to a 17% increase in sales volumes.

Net sales attributable to Genelba Power Plant increased P$5 million to P$142 million in 2008 quarter. The average sales price was similar in both quarters, P$95.6 per MWh in 2008 quarter and P$94.9 per MWh in 2007 quarter. Energy sales totaled 1,483 GWh in 2008 quarter compared to 1,444 GWh in 2007 quarter.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex rose P$16 million to P$34 million in 2008 quarter, mainly due to a significant increase in energy sales totaling 412 GWh in 2008 quarter compared to 171 GWh in 2007 quarter as a consequence of the higher water supply in 2008 quarter.

www.petrobras.com.ar

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 05/11/2008

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

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